Exhibit 4.13

Summary of Mid-term Working Capital Bank Loan Contract dated April 30, 2009,

between

Spreadtrum Communications (Shanghai) Co., Ltd.

and

Shanghai Pudong Development Bank Jinqiao Sub-branch

On April 30, 2009, Spreadtrum Communications (Shanghai) Co., Ltd. (“Spreadtrum Shanghai”) entered into a three-year loan agreement with an aggregate principal amount of RMB 300 million (approximately US$44.1 million) with Shanghai Pudong Development Bank Jinqiao Sub-branch (the “Bank”) based in Shanghai, the People’s Republic of China.

The loan is unsecured. The interest rate is the People’s Bank of China’s published lending rate of 5.40% per year, subject to the People’s Bank of China’s adjustment from time to time. If the People’s Bank of China has no prescribed lending rates, then the parties shall re-negotiate the interest rate. The loan shall be fully repaid in one installment on April 27, 2012. Prepayment by Spreadtrum Shanghai is permitted provided that prepaid principal amount is no less than RMB10 million and a penalty that is equal to 0.3% of the prepaid amount will be assessed.

The Bank may demand repayment at any time.

In the event of default, the Bank, at its sole discretion, may declare the loan payable, assess penalty, debit any account of Spreadtrum Shanghai with the Bank, cancel Spreadtrum Shanghai’s right to draw-down on any portion of the loan which has not yet been drawn down, demand collateral to the satisfaction of the Bank or take any other actions required by law. Customary events of default include the borrower’s transfer of assets or ownership; suspension of operations; liquidation, bankruptcy, and deterioration of financial condition or involvement in material lawsuits or arbitration.